Exhibit 99.1

NEWS RELEASE

Endeavour Silver Forecasts Steady Silver Production in 2014
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Vancouver, Canada – January 22, 2014 - Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) released today its improved cash and debt positions at year-end (all currency in US$) and the Company’s consolidated operating guidance for 2014 for its three underground, silver-gold mines in Mexico, the Guanaceví Mine in Durango State and the  Bolañitos and El Cubo Mines in Guanajuato State.

Production Outlook

Endeavour plans to hold its silver production relatively steady in the range of 6.5-6.9 million ounces (oz) compared to the 6.8 million oz silver it produced in 2013.  Gold production is expected to be in the 65,000-69,000 oz range and silver equivalent production is anticipated to be 10.4-11.0 million oz (at a silver:gold ratio of 60:1) as shown in the table below.

Mine	Ag Prod. (M oz)	Au Prod. (K oz)	Ag Eq. Prod. (K oz)	Tonnes/Day (tpd)

Guanaceví	2.6-2.7	7.0-8.0	3.0-3.2	1,200-1,300
Bolañitos	2.2-2.4	36.0-38.0	4.4-4.7	1,450-1,600
El Cubo	1.7-1.8	22.0-23.0	3.0-3.1	1,200-1,550

Total	6.5-6.9	65.0-69.0	10.4-11.0	3,850-4,450

Bradford Cooke, CEO of Endeavour, commented, “After delivering tremendous production growth in 2013, we plan to hold production relatively steady for 2014, hone the operations and position the Company for a turnaround in metal prices later this year.  Our capital budget is significantly reduced this year which will help boost free cash-flow.”

“Our focus this year will be on further refining our operating and financial performance through initiatives to improve productivity, reduce operating costs and enhance cash-flow at all three mines, as well as completing the operational turn-around at El Cubo.  We have resumed exploration around the mines in order to replace depleted reserves and expand resources, but green-fields exploration will be minimized to drilling our emerging new, high grade discovery at the San Sebastián property.”

The main opportunity to expand production in 2014 is at El Cubo, where the plant is currently operating at 1,200 tpd but has a capacity of 1,550 tpd.  Management plans a steady ramp-up of plant throughput during the year as mine development opens up the new Villalpando-Asunción deposit for increased production.  The main area of reduced production in 2014 is at Bolañitos where the plant is operating at its 1,600 tpd capacity and management has elected not to continue extra mine production for processing at the El Cubo plant as it did in 2013.

Bolañitos and El Cubo are both producing silver-gold concentrates for sale under one year contracts to smelters because their attractive terms offer lower costs and higher profit margins compared to producing doré bars from the El Cubo leach plant at the current low metal prices.

At El Cubo, production will continue primarily from the Dolores, Villalpando, San Nicolas and Santa Cecilia veins as well as the emerging new Villalpando- Asunción deposit.  At Guanaceví, production will continue primarily from the Porvenir Norte, Porvenir Cuatro and Santa Cruz veins.  Underground development of the new Milache discovery is awaiting permitting for development to start in 2014 and production to start in 2015.  At Bolañitos, production will continue primarily from the Daniela, Karina, Lana and Bolañitos veins and mine development will open up the La Luz- Asunción deposit.

Operating Costs

Consolidated by-product cash costs of silver production (net of gold credits) are expected to be in the $9-$10 range in 2014, largely due to the lower gold price and reduced gold production.  Consolidated co-product cash costs of silver and gold production are anticipated to be around $13-14 and $800-850 per oz respectively.

All-in by-product sustaining costs of production (including sustaining capex, exploration and G&A costs) are forecasted to be approximately $19 per oz of silver produced and all-in co-product sustaining costs of production are predicted to be approximately $19 per oz silver and $1,166 per oz gold.  Direct operating costs are estimated to be in the $95 per tonne range.

Capital Budget

Endeavour plans to invest $43.9 million on capital projects in 2014, including $34.6 million on mine development, infrastructure, equipment and exploration plus $9.3 million on plant upgrades, infrastructure, equipment and plant and exploration buildings.

The Company has budgeted US$20.9 million at El Cubo, $9.9 million at Bolañitos, $11.7 million at Guanaceví and $1.4 million for general capital, all of which should be covered by the Company’s anticipated 2014 cash-flow.

Exploration Expenditures

In 2013, Endeavour plans to spend $11.9 million on exploration.  A total of 54,000 metres of drilling in about 120 holes are budgeted to test multiple exploration targets in addition to the underground mine exploration drilling.

The Company will focus on brownfields exploration around the three operating mines in order to replenish reserves and grow resources and mine-lives, as well as expanding and permitting the emerging new high grade silver-gold discovery in the Terronera vein on the San Sebastián property in Jalisco State.

Endeavour will also continue evaluating M&A opportunities in order to identify and possibly acquire a fourth operating mine while market valuations are low.

Cash Position

Thanks to Endeavour’s strong operating performance in the second half of 2013, the Company was able to significantly add to its cash position and reduce its revolving bank line of credit balance by year-end.  Net debt improved by about $19 million in the last six months of 2013, from cash of approximately $22 million and debt of $39 million at June 30, 2013 to cash of approximately $35 million and debt of $33 million at December 31, 2013 (all $ figures unaudited).

Endeavour is on track to deliver another strong year of production in 2014, notwithstanding the lower metal prices, due to the Company’s philosophy of continuous improvement.  With an improved balance sheet, Endeavour is well positioned financially to execute its business plan in 2014.

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should help facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.